INVEST IN **LIMELOOP**

IOT solution for sustainable shipping logistics.



HI.

thelimeloop.com Berkeley CA

Technology | Logistics | Social Impact | Minority Owned

LEAD INVESTOR

Jenny Tolan

LimeLoop rose to the top of an outstanding pool of entrepreneurs who pitched to Level. I am so impressed by founders Chantal and Ashley, their creativity and valuable experience, and the business they have created so far. LimeLoop tackles so many critical global and business challenges. A reusable shipper that cuts down on the tremendous waste of cardboard shipping and an engagement sensor that provides visibility, security and predictive analytics on package delivery combine to make this company an incredible environmental and economic win. We are thrilled Lime Loop is the winner of the Fall 2020 Circle 5 Level investment!

Invested $17,800 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY 5 ASK A QUESTION

Highlights

1. Reversing e-commerce's devastating environmental impact.
2. Creating the future of IOT enabled packaging and shipping.
3. Increasing e-commerce brands' double bottom line.
4. Diverted over 1,000,000 single-use packages from the landfill.

Our Team



Ashley Etling CEO, Co-Founder

Ashley is inspired by collaboration and discovery and driven by the confluence of design thinking, business, and technology. This continued curiosity has led to the founding and building of multiple companies from the ground up.

E-commerce experiences massive growth year over year, and yet the process by which we fulfill orders is very dated. This not only leads to huge inefficiencies but is causing an insurmountable waste problem. People are eager for a solution to these challenges, and LimeLoop is poised to be a leader in this space.



Chantal Emmanuel CTO, Co-Founder

Chantal believes leveraging the right technology at the right time has the power to solve problems in magical ways. As a Software Engineer, she has been able to bring these solutions to life, building tools and experiences using modern frameworks.

Pitch

Limeloop



B2B
Smart Shipping

For e-commerce retailers looking to increase their double bottom line.

DATA DRIVEN

Why

LOGISTICS, TECHNOLOGY AND PACKAGING

Were designed for in-store retail over 150 years ago. Current e-commerce packaging solutions result in high costs for the retailer's double bottom line.

SECURITY   ENVIRONMENT

VISIBILITY   CUSTOMER LTV





SOLUTION

SMART PACKAGING

ALL IN ONE SHIPPING PLATFORM FROM THE PACKAGING TO THE SOFTWARE & HARDWARE

The e-commerce shipping app provides retailers visibility, security, and predictive analytics from the point of order to return while making a positive environmental impact.



Traction

WORKING WITH THE LARGEST RETAILERS IN THE WORLD

50 +
States & Global

$25K
MRR

1M +
Single-use Diversion





Results

**SUPPLY CHAIN TRANSPARENCY
ENVIRONMENT + INVENTORY**

41%
PACKAGING & INVENTORY SAVINGS

93%
SAVINGS OF TREES WATER & OIL

53%
RETAILERS CUSTOMER ENGAGEMENT INCREASE



simplified e-commerce logistics

STARTS WITH

Reusable Shipper + Engagement Sensor

Retailers pay $2.50 / shipper per month to rent smart reusable shippers made of up-cycled materials. They use the LimeLoop platform to send goods and gain data on their journey via the BLE sensor to increase their double bottom line.

ECOMMERCE





Subscription

$2.50 / smart shipper per month

2000 shippers per month

$5000 MRR*

90% MARGIN



Limeloop Today...

Today's platform features everything a brand needs to integrate reusables into their workflow...

- Reusable packaging management
- Label production
- Environmental stats
- Feedback forms
- Consumer-facing
- And soon to be released Shopify plugin.

What's next?...



VISIBILITY

PORCH PIRACY

Monitor the environment in and around the package every step of the way!

New Features

Up to the minute location tracking on orders.

OPENED



Projected

GROWTH (ARR)

- PROJECTED
- BOOKED

$5.2M ARR

ENTERPRISE
SMB
CONSUMER UP

$1.5M ARR


$300K ARR
SMB/ 40 CUSTOMERS
SMB + ENTERPRISE PILOTS
214 CUSTOMERS
2020
2021
2022

Disclaimer: These projections cannot be guaranteed.


SCALE
MARKETING
TECHNOLOGY
CHANNELS
TODAY
CUSTOMERS
3%
WOM
9%
SEARCH
50%
PR
35%
CHANNELS
2021
SOCIAL
10%
EMAIL
15%
CONTENT/PODCAST
50%
REFERALS
25%


LEADERS
Ashley Etling
CEO / Founder Serial
Entrepreneur / Logistics
Chantal Emmanuel
CTO / Founder
SYP / Full Stack
Andy Dunn
Founder of Bonobos / Investor
Kristina Omari
VP Lyft / Sequoia Scout
FOUNDERS, LEADERS,
ADVISORS AND INVESTORS
Sustainability


RAISE
USE
OF
PROCEEDS
COG
9%
Sales & Marketing
20%
Salaries & Wages
68%


JOIN US
In thinking outside
the box for a
smarter future
THELIMELOOP.COM
CHANTAL@THELIMELOOP.COM

